UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Petroleum Geo Services ASA

(Name of Issuer)

Ordinary Shares, Nominal Value NOK30 per Share
Ordinary Shares, Nominal Value NOK5 per Share

(Title of Class of Securities)

7165 9710

(CUSIP Number)

December 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7165 9710

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Umoe Invest A.S. (IRS No. N/A)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,012,444 ordinary shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,012,444 ordinary shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,444 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IV (Non-US Investment Company)

Item 1.
	(a)	Name of Issuer Petroleum Geo-Services ASA
	(b)	Address of Issuer's Principal Executive Offices 16010 Barkers Point LN, Houston, TX 77079

Item 2.
	(a)	Name of Person Filing Umoe Invest AS
	(b)	Address of Principal Business Office or, if none, Residence PO Box N-1324 Lysaker, Norway
	(c)	Citizenship Norway
	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number 7165 9710

Item 3.		Filing Person. This Schedule is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership.
See Items 5-9 and Item 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities as to which this Schedule is filed are owned of record by Umoe Invest AS on behalf of the shareholders of Umoe Invest AS. Umoe Invest AS is controlled by Jens Ulltveit-Moe, currently chairman of the board of the issuer, and Mr. Ulltveit-Moe has the power to direct the affairs of Umoe Invest AS, including decisions regarding the receipt of dividends from, or the proceeds from the sale of, the securities of Umoe Invest AS and accordingly may be deemed to be the beneficial owner of these securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

Pursuant to i 240.13d-1(c):

By signing below each of the undersigned certifies that, to the best of my knob ledge and belief; the securities referred to above were not acquired and are not held For the purpose of or with the effect of changing, or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect,.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2004
Date
/s/ Erland Grimstad
Signature
Executive Vice President
Name/Title

/s/ Jens Ulltveit-Moe
Signature